Invesco Exchange-Traded Fund Trust II

3500 Lacey Road, Suite 700

Downers Grove, IL 60515

June 27, 2018

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Invesco Exchange-Traded Fund Trust II—Request for Withdrawal of Certain Post-Effective Amendments to the Trust’s Registration Statement

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Invesco Exchange-Traded Fund Trust II (the “Trust”) hereby requests withdrawal of the following Post-Effective Amendments (the “Amendments”) to the Trust’s Registration Statement filed on Form N-1A (File Nos. 333-138490 and 811-21977) relating to PowerShares S&P 500 Risk Weighted Portfolio, a series of the Trust (the “Fund”):

Post-Effective Amendment No.	Filing Date	Accession Number
582	January 13, 2017	0001193125-17-009943
593	March 28, 2017	0001193125-17-098995
602	April 21, 2017	0001193125-17-132076
606	May 19, 2017	0001193125-17-176149
610	June 16, 2017	0001193125-17-205462
618	July 14, 2017	0001193125-17-228277
621	August 11, 2017	0001193125-17-255536
625	September 8, 2017	0001193125-17-280125
633	October 6, 2017	0001193125-17-305296
636	November 3, 2017	0001193125-17-332187
644	December 1, 2017	0001193125-17-358611
648	December 29, 2017	0001193125-17-382775
653	January 26, 2018	0001193125-18-021139
659	February 23, 2018	0001193125-18-055348
668	March 23, 2018	0001193125-18-093378
676	April 20, 2018	0001193125-18-124094
687	May 18, 2018	0001193125-18-167385
692	June 15, 2018	0001193125-18-194333

The Trust is making this application for withdrawal of the Amendments because it has determined not to proceed with the registration of the Fund. No securities have been issued or sold in connection with the Amendments. If you have any questions, please contact Mark Greer at (312) 964-3505. Thank you.

Very truly yours,

Invesco Exchange-Traded Fund Trust II

By:	/s/ Anna Paglia
Anna Paglia
Secretary